Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-120956

                                   PROSPECTUS
                        MEDIALINK WORLDWIDE INCORPORATED
                          2,271,872 SHARES COMMON STOCK


      On November 9, 2004, we sold $5,000,000 aggregate principal amount of our Variable Rate Convertible Debentures due November 9, 2009 ("Debentures") and Common Stock Purchase Warrants ("Warrants") in a private placement, pursuant to a Securities Purchase Agreement, dated as of November 8, 2004, among us and the initial purchasers named therein (the "Selling Stockholders"). The Selling Stockholders listed elsewhere in this prospectus are offering up to 2,271,872 shares of our common stock (the "Shares") upon conversion of $5,000,000 aggregate principal amount of the Debentures at $4.05 per share, shares issuable upon the exercise at $3.99 per share of the related Warrants and any additional shares issuable in connection with certain anti-dilutive provisions and may use this prospectus to sell the Shares. We will not receive any of the proceeds from sales of shares of our common stock sold by the Selling Stockholders.

      The Selling Stockholders may offer their shares from time to time on the Nasdaq National Market, in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. See "Plan of Distribution" on page 20 for a description of sales of the shares by the Selling Stockholders.

      Our common stock is traded on the Nasdaq National Market under the symbol "MDLK". The last reported sale price of the common stock on the Nasdaq National Market on December 1, 2004 was $3.09 per share. The mailing address and telephone number of our principal executive office are 708 Third Avenue, New York, New York 10017 and (212) 682-8300.

                         ------------------------------

                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 10.
                         ------------------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is December 15, 2004.

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT IS ACCURATE ONLY AS OF THE DATE OF THIS DOCUMENT, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                         ------------------------------

                                TABLE OF CONTENTS
                                                                           Page
                                                                           ----

Summary of Business .......................................................... 4
Risk Factors .................................................................10
Forward-Looking Statements ...................................................16
Use of Proceeds ..............................................................16
Selling Stockholders .........................................................16
Plan of Distribution .........................................................20
Legal Matters ................................................................22
Experts ......................................................................22
Disclosure of SEC Position on Indemnification for Securities Act Liabilities. 23
Where You Can Find More Information ..........................................23

                                     SUMMARY

      BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU DECIDE TO PURCHASE THE SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS. YOU SHOULD ALSO CAREFULLY CONSIDER THE INFORMATION PROVIDED IN THIS PROSPECTUS UNDER THE HEADING "RISK FACTORS."

      OUR BUSINESS: We are the leading global provider of creative and distribution services to corporations and other organizations seeking to communicate with the public through the news media. We are based in New York, with offices in the United States and an international hub in London. We uniquely blend our creative and production expertise with established news media credibility, proprietary databases, an electronic distribution infrastructure and the first truly global electronic video tracking solution to provide our clients with the ability to create, distribute and measure their communications. We are a publicly traded company (Nasdaq: MDLK).

      We offer the counsel, skills and infrastructure to reach television viewers, radio listeners, newspaper readers and Internet users. We also track and measure the impact of client communications across all major media. Clients ranging from General Motors to General Mills, Siemens to Symbol Technologies rely on us to generate news coverage of their new products, innovations, mergers, acquisitions and other corporate initiatives and then to determine the value of that media exposure.

      By leveraging relationships with news organizations, we rapidly alert and disseminate clients' news to every major newsroom in the United States. Similarly, international distribution relationships enable us to reach virtually any audience, in any country, through any news medium. Each year, we generate tens of thousands of broadcast news airings worldwide reaching billions of viewers, listeners and readers on media as diverse as CNN, The New York Times, ABC, Sky News, The Washington Post, BBC, Bloomberg Radio, AOL, Yahoo! and China Central Television, the national television station of the People's Republic of China.

      We work with clients to create communications programs designed to reach audiences primarily through our unique links to the media. On behalf of our clients, we create and distribute news to broadcast, print and online newsrooms around the world, for their free and unrestricted use. Unlike our competitors, we combine this content production and distribution expertise with complete qualitative and quantitative communications monitoring, research and analysis services. As an example, for FedEx, we aggregate and analyze the company's media coverage on three continents, producing reports that measure the value of the exposure and often prove the superior return on investment of public relations over advertising.

      Clients use our services because of its cost-effective and comprehensive array of services, the extensive depth and breadth of our distribution and its long-established reputation as a trusted advisor. Our proprietary news collection and analytics capabilities provide us with powerful, exclusive advantages in measuring client communications.

      Our client base includes Accenture, Altria Group, American Association for Retired Persons, AT&T, Bayer, DIAGEO, Disney, European Space Agency, Ford, GE Financial, General Motors, GlaxoSmithKline, Intel, Jaguar, Miramax, McDonald's, Morgan Stanley, Nasdaq, National Association of Realtors, Royal Philips Electronics, Siemens and Visa International. Clients also include virtually every major PR firm in the United States and the United Kingdom.

      In 2003, we expanded the monitoring network of our subsidiary, TeletraxTM, the broadcast industry's first global digital video watermarking and tracking solution, into the U.S. marketplace following its formal launch in Europe in 2002. Initial clients include Reuters Television and NBC News Channel, which entered into multi-year agreements to utilize this unique content asset management tool to track and monitor the usage of their video content. In 2004, TeletraxTM reached additional agreements with Tribune Entertainment, Buena Vista Television, ABC Television Network, Universal Domestic Television, BBC News, Media Review International and Internet Broadcasting Systems. We also use the TeletraxTM system to track and monitor the worldwide usage of client video we distributed. TeletraxTM offers us the potential of new revenue sources outside of our core broadcast services, such as copyright management, advertising proof-of-performance, sponsorship evaluation, verification of airings for network and syndicated programming and intellectual property rights management.

      From our inception, we have been at the vanguard as public relations has evolved from being print-focused to embracing video, audio and the Internet. Our strategy is to enable our clients to effectively and efficiently communicate news to audiences through all mediums. We achieve this by: (i) creating and producing compelling content; (ii) distributing content through our unmatched infrastructure; (iii) monitoring distribution effectiveness and providing analytical feedback; and (iv) providing customized research to gauge the effectiveness of clients' communications efforts. We believe we are the market share leader in each of our primary service offerings. We have identified several avenues that should further support our growth, including: (i) leveraging client relationships through cross-marketing; (ii) developing new products and services; and (iii) broadening the sales force and client base.

Operational Overview

      We offer our comprehensive range of services through the following divisions:

Media Communications Services

      Broadcast Services Group ("BSG")--Through BSG, we provide our content creation, production, distribution and electronic broadcast monitoring services. BSG's principal products and services include video news releases, live event broadcasts (including satellite media tours, videoconferences and webcasting), audio news releases and radio media tours, in formats that are suitable for all broadcast news media. BSG distributes its clients' news stories directly to targeted television and radio, through its comprehensive distribution platform, and on-line media outlets worldwide. BSG also monitors and statistically analyzes the extent to which content is aired, thereby providing valuable feedback to the client. BSG utilizes a variety of methods to track and monitor video usage, including its exclusive offering of TeletraxTM, providing it with the only truly global electronic video tracking solution.

      U.S. Newswire ("USN")--USN is a leading press release wire service for domestic governmental, public affairs and non-profit organization news sources. Its clients rely on it to provide immediate and simultaneous electronic distribution of their news releases, media advisories and press statements to the media and on-line services worldwide. The division distributes news releases via a direct wire service feed, as well as through e-mail, satellite, the Internet and broadcast fax. USN also provides still photography services.

Media Research Services

      Delahaye Medialink--This division is a global leader in providing analysis of public relations and corporate communications activities on behalf of corporate and other clients. Delahaye combines qualitative and quantitative research techniques, proprietary technologies and its own media and communications expertise to help companies and other organizations plan and evaluate their internal and external public relations programs. Using data compiled from a variety of sources, including electronic monitoring and press clipping services, the division employs sophisticated statistical analyses to measure the quality and quantity of the client's print, broadcast and Internet news coverage. Delahaye also offers interpretive analyses that can provide: (i) an overall appraisal of the efficiency and impact of a client's communications efforts; (ii) a comparison of the client's news coverage with that of its competitors; and (iii) a gauge of the client's return on investment for its communications programs.

Video Watermarking Services

      TeletraxTM --TeletraxTM is the broadcast industry's first global electronic video watermarking and tracking solution. Using TeletraxTM, owners of video content - the motion picture industry, news organizations, advertising agencies and program syndicators, to name a few - "embed" an imperceptible and indelible digital watermark into their material whenever it is edited, broadcast or duplicated. A global network of decoders, or "detectors", captures every broadcast incident of the embedded video whether via satellite, cable or terrestrially. The TeletraxTM service then generates tracking reports for the original content owners. The system provides proof of performance reports and alerts copyright owners instantly to any violations, even down to single second clips. As a key asset management tool for content owners seeking to protect and leverage their video property, TeletraxTM will help drive the financial performance of its clients, enabling them to efficiently and effectively leverage their video content. TeletraxTM is built upon Medialink's extensive monitoring network and technology developed by Royal Philips Electronics. TeletraxTM is operated by a joint venture, 76% owned by us and 24% owned by Royal Phillips Electronics.

Service Offerings

      We offer clients a unique combination of creative content production, global media distribution, research and analysis and video watermarking, which enables clients to communicate their news efficiently and effectively. Through our BSG division, we provide a complete range of customized production and distribution services to corporations and other organizations to help them build public recognition, launch new products, manage crisis situations and meet other communications objectives. Utilizing its electronic monitoring capabilities, BSG also measures distribution reach and evaluates results. Through Delahaye's research and analysis, we help companies evaluate their media communications programs and public image. Through USN, we provide news release distribution for governmental, public affairs and non-profit organizations. Through TeletraxTM, we offer the only truly global video tracking solution available to the broadcast, advertising and entertainment industries. Our ability to offer the comprehensive services that our clients demand makes us the partner of choice for leading corporations, organizations and PR firms worldwide.

      We have provided our services to more than 3,000 clients. We have long-standing distribution alliances and powerful relationships with major news organizations that provide clients unparalleled access to newsroom decision-makers. Through an agreement with the Associated Press for the use of its AP Express newswire, we can quickly alert more than 700 television and 400 radio newsrooms to clients' impending video and audio news. Our strong relationships with ABC, CBS and FOX, among others, provide us access to their network affiliates through their dedicated and highly cost-effective satellite news feeds. We continue to expand our distribution infrastructure through strategic distribution agreements with high-profile media companies such as AOL and Yahoo!. Due to our extensive usage of both satellite distribution and electronic broadcast monitoring services, we are able to obtain preferential pricing from our key suppliers. Our extensive relationships and our reputation as a producer of newsworthy, broadcast-quality content ensure that clients' video and audio news productions capture the attention of newsroom decision-makers and thus their intended audiences.

      We are a Delaware corporation, incorporated in 1986. Our website is http://www.medialink.com. We make available free of charge, on or through our Web site, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission ("SEC"). Such reports are also available on the SEC's website, http://www.sec.gov. The information on our website does not constitute a part of this prospectus.

      OUR ADDRESS: Our corporate headquarters is located at 708 Third Avenue, New York, New York 10017. The telephone number at our corporate office is (211) 682-8300, and the facsimile number is (212) 682-2420.

RISK FACTORS:     An investment in our common stock involves substantial risks.
                  In the section of this prospectus entitled "Risk Factors", beginning on page 10, we have described several matters which we believe are significant and which you should consider very carefully before you decide to invest in the common stock.

                                  THE OFFERING

COMMON STOCK      All of the 2,271,872 shares offered by this prospectus are
OFFERED:          being sold by the Selling Stockholders who acquired these
                  shares of common stock from us upon conversion of the $5,000,000 aggregate principal amount of Variable Rate
                  Convertible Debentures due November 9, 2009 (the "Debentures") and upon exercise of Common Stock Purchase Warrants (the
                  "Warrants"). The Selling Stockholders acquired the Debentures and the Warrants in a private investment transaction on November 9, 2004.

USE OF            We will not receive any of the proceeds from the sale of
PROCEEDS:         shares by the Selling Stockholders. We received proceeds from the issuance of the Debentures and the Warrants. We may receive additional proceeds from the exercise of the Warrants.
                  This money will be used for general corporate purposes.

                                  RISK FACTORS

BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS ASSOCIATED WITH SUCH AN INVESTMENT, INCLUDING THOSE DESCRIBED BELOW. WE HAVE SET FORTH BELOW THE MATERIAL RISK FACTORS WE BELIEVE TO BE NECESSARY TO MAKE AN INFORMED INVESTMENT DECISION. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, INCLUDING INFORMATION INCORPORATED BY REFERENCE, BEFORE YOU DECIDE WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

Major News Events

      Events which dominate news broadcasts, such as the events of September 11th or the involvement by the United States in a war, may cause our clients to delay or not use our services for a particular project as these clients may determine that their messages may not receive adequate attention in light of the coverage of other news events. These circumstances could have a material adverse effect on our business, operating results and financial condition.

Susceptibility to General Economic Conditions

      Our revenues are affected by our clients' marketing communications, spending and advertising budgets. Our revenues and results of operations may be subject to fluctuations based upon general economic conditions in the geographic locations where we offer our services or distribute our material. If there were to be a continued economic downturn or a continued recession in these geographic locations, then we expect that business enterprises, including our clients and potential clients, could substantially and immediately reduce their marketing and communications budgets. In the event of such an economic climate, there could be a material adverse effect on our business, operating results, financial condition and ability to refinance our existing line of credit agreement.

TeletraxTM

      We introduced TeletraxTM in Europe in 2002 and expanded the service to the United States in 2003. A portion of the proceeds from the sale of the Debentures and Warrants is expected to be used to support the anticipated growth of the TeletraxTM service. This service has generated losses since its introduction and there can be no assurance that the service will ever become profitable. Competitors with greater resources could develop a similar or superior product. We may also be unable to market TeletraxTM successfully. The failure of TeletraxTM could have a material adverse effect on our business, operating results and financial condition.

Competition

      The markets for our services are highly competitive. The principal competitive factors affecting us are effectiveness, reliability, price, technological sophistication and timeliness. Numerous specialty companies compete with us in each of our service lines although no single company competes across all service lines. Some of our competitors or potential competitors have longer operating histories, longer client relationships and significantly greater financial, management, technological, sales, marketing and other resources than we have. In addition, clients could perform internally all or certain of the services provided by us rather than outsourcing such services. We could face competition from companies in related communications markets which could offer services that are similar or superior to those offered by us. In addition, national and regional telecommunications providers could enter the market with materially lower electronic delivery costs, and radio and television networks could also begin transmitting business communications separate from their news programming. Our ability to maintain and attract clients depends to a significant degree on the quality of services provided and our reputation among our clients and potential clients as compared to that of our competitors. There can be no assurance that we will not face increased competition in the future or that such competition will not have a material adverse effect on our business, operating results and financial condition.

New Services

      We must develop new services to remain competitive, maintain or grow market share and to operate in new markets. There can be no assurance that we will be successful in developing new services, or that those new services will meet customer needs. As a result of the expenses incurred in developing new services and the potential of our inability to market these services successfully, our operating results may be negatively affected.

Provisions of Our Charter Documents Have Anti-Takeover Effects that Could Prevent a Change in Control Even if the Change in Control Would be Beneficial to Our Stockholders

      Provisions of our amended and restated certificate of incorporation, by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Our amended and restated certificate of incorporation divides the Board of Directors into three classes, with three-year staggered terms. The classified board provision could increase the likelihood that, in the event an outside party acquired a controlling block of our stock, incumbent directors nevertheless would retain their positions for a substantial period, which may have the effect of discouraging, delaying or preventing a change in control. The Board of Directors authorized and declared a dividend of one Preferred Share Purchase Right (at an exercise price of $50.00) for each outstanding share of common stock payable on August 30, 2001. The Right will be exercisable only if a person or group acquires 15% or more of our common stock or announces a tender offer to acquire 15% or more of our common stock. This is designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited takeover attempt in a manner or on terms not approved by the Board of Directors. The possible negative impact on takeover attempts could adversely affect the price of the common stock.

Our Board Of Directors Has The Authority To Issue Preferred Stock Which Could Affect The Rights Of Holders Of Common Stock

      Our amended and restated certificate of incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. Holders of common stock will have no preemptive rights to subscribe for a pro rata portion of any preferred stock which may be issued. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. The possible impact on takeover attempts could adversely affect the price of the common stock. Although we have no present intention to issue any shares of preferred stock, we may do so in the future.

Line of Credit

      We have a line of credit facility with a bank expiring on January 31, 2005, allowing for borrowings of up to the lower of (i) $3.75 million, $3.50 million and $3.00 million at July 1, 2004, October 1, 2004 and December 31, 2004, respectively, or (ii) 80% of eligible accounts receivable balances, as defined. Interest under the credit facility is payable monthly at the rate of the 30-Day LIBOR Rate, plus 5.5% per annum, as defined in the agreement. In accordance with the agreement, we made a principal payment of $250,000 on October 1, 2004. Covenants under the line of credit agreement include limits on capital expenditures, minimum earnings before interest, taxes, depreciation and amortization and minimum tangible net worth, as defined in the agreement. Additionally, the agreement requires us to obtain financing by January 15, 2005 to support the operations of Teletrax TM. We satisfied that obligation by the sale of the Debentures and Warrants. We paid a line of credit fee of $30,000 covering the period from April 15, 2004 through January 31, 2005. Substantially all of our assets are pledged as collateral under the credit facility.

      On November 8, 2004, we amended certain provisions of the credit facility. Pursuant to the amending letter, the term of the loan credit facility was extended to December 31, 2005; several financial covenants were amended; and maximum borrowings were reduced to $2.00 million. In addition, our subsidiary, TTX (US) LLC, guaranteed our obligations to the bank.

      While management believes we are currently in compliance with the covenants under the line of credit agreement and related forbearance agreement, there can be no assurance that we will continue to be in compliance in the future. In that event, we may be required to raise additional funds in order to repay the outstanding balance under the line of credit and there can be no assurance that, if required, we would be able to raise such funds on favorable terms, if at all.

Debentures

      The Debentures contain certain negative covenants which could adversely affect us in the future. As long as $500,000 principal amount of Debentures remain outstanding, we will not be permitted to have more than $3 million of indebtedness, excluding the Debentures, except as otherwise permitted; amend our charter documents in a way that adversely affects the Debenture holders; or purchase more than 150,000 shares of our common stock in any twelve month period.

Capital Requirements

      One or more of our businesses could require, or benefit from, additional investment beyond our current capability. Such additional funding could be raised by us, or one or more of our business units separately, and could have the effect of diluting stockholders' interests. The Debentures and Warrants contain certain anti-dilutive provisions which could result in even further dilution to our stockholders.

Other Risk Factors

      Other risk factors include our recent history of losses, our ability to achieve or maintain profitability, effectiveness of our cost reduction programs, our ability to develop new services and market acceptance of such services, such as Teletrax TM, our ability to develop new products and services that keep pace with technology, our ability to develop and maintain successful relationships with critical vendors, the potential negative effects of our international operations on the Company. In addition, future acquisitions or divestitures and the absence of long term contracts with customers and vendors may adversely effect our operations and have an adverse effect on pricing, revenues, gross margins and our customer base.

Uncertainties of Estimates and Assumptions

      There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with generally accepted accounting principles ("GAAP"). Any changes in estimates, judgments and assumptions used could have a material adverse effect on our business, financial position and results of operations.

      The financial statements included in the periodic reports we file with the Securities and Exchange Commission ("SEC") are prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP involves marking estimates of expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial position and results of operations.

If the Selling Stockholders Sell Substantial Amounts Of Our Common Stock, The Market Price Of Our Common Stock May Fall

      The shares covered by the registration statement of which this prospectus forms a part, make up approximately 37.5% of our issued and outstanding common stock as of November 30, 2004. Sales by our stockholders of substantial amounts of our common stock, or the perception that such sales could take place, could negatively affect the market price of our common stock. If this happens, then stockholders may face difficulty in selling their shares and the price at which they sell their shares may be reduced.

Exercise Of Outstanding Warrants And Conversion Of Debentures Will Result In Further Dilution

      The issuance of shares of common stock upon the conversion of the Debentures and the exercise of the Warrants will result in dilution to the interests of our stockholders and may reduce the trading price for our common stock.

      To the extent that the Debentures or Warrants are converted or exercised, the dilution to the interests of our stockholders and you as an investor will likely occur. Conversion of the Debentures and exercise of the Warrants, or even the potential of their conversion or exercise, may have an adverse effect on the trading price and market for our common stock.

Recently Enacted And Proposed Changes In Securities Laws and Regulations Will Increase Our Costs

      The Sarbanes-Oxley Act (the "Act") of 2002 that became law in July 2002 required changes in some of our corporate governance and securities disclosure and/or compliance practices. The Act also requires the SEC to promulgate new rules on a variety of subjects, in addition to rule proposals already made. We believe these developments will increase our legal and accounting compliance costs. We also expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain qualified members of our board of directors or qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot reliably estimate the timing or magnitude of additional costs we will incur as a result of the Act or other related legislation.

Future Sales of Common Stock Could Affect The Price of Common Stock

      No prediction can be made as to the effect, if any, that future sales of shares or availability of shares for sale will have on the market price of the common stock prevailing from time to time, sales of substantial amounts of common stock, or the perception that such sales might occur, could adversely affect prevailing market prices of common stock.

                           FORWARD-LOOKING STATEMENTS

      Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "continue" and similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future operating results or financial condition; or (3) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors listed in this prospectus, as well as any cautionary language in this prospectus, including any of our filings with the Securities and Exchange Commission incorporated herein by reference, provide examples of risks, uncertainties and events that may cause our actual results to be materially worse than the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the risk factors and elsewhere in this prospectus could materially and adversely affect our business. If that happens, the trading price of our common stock could decline and you could lose all or part of your investment.

                                 USE OF PROCEEDS

      All of the shares of common stock offered by this prospectus are being offered by the Selling Stockholders. We received proceeds from the sale of the Debentures and Warrants and we may receive additional proceeds upon exercise of the Warrants which we will use for general corporate purposes. We will not receive any additional proceeds from the sale of the shares by the Selling Stockholders. For information about the Selling Stockholders, see "Selling Stockholders."

                              SELLING STOCKHOLDERS

      We are registering the 2,271,872 shares offered by the prospectus on behalf of the Selling Stockholders pursuant to a registration rights agreement we entered into with the Selling Stockholders in connection with their investment in our private placement of Debentures and Warrants that are convertible and exercisable, respectively, into our common stock in the amounts listed below. No selling stockholder has had any position, office or other relationship material to us or any of our affiliates.

      The following table sets forth, for each selling stockholder, (1) the aggregate number of shares of common stock beneficially owned by each stockholder as of December 1, 2004, (2) the aggregate number of shares of common stock which are being registered for the account of each selling stockholder by this prospectus, (3) the aggregate number of shares of common stock to be owned by each selling stockholder if all of the shares of common stock covered by this prospectus were sold, and (4) the percentage of the common stock owned by each selling stockholder after the offering:

                              SELLING STOCKHOLDERS

                                             NUMBER OF                                    SHARES
                                              SHARES                  NUMBER            BENEFICIALLY
                                           BENEFICIALLY           OF SHARES TO BE        OWNED AFTER
                                           OWNED PRIOR             REGISTERED(3)           OFFERING
NAME OF SELLING STOCKHOLDER(1)             TO OFFERING(2)
                                     NUMBER         PERCENT
Omicron Master Trust(4)              545,249         8.3%            681,562                (5)
Smithfield Fiduciary LLC(6)          545,249         8.3%            681,562                (5)
Iroquois Capital LP(7)               545,249         8.3%            681,562                (5)
Bluegrass Growth Fund, LP(8)          90,874         1.5%            113,593                (5)
Bluegrass Growth Fund, Ltd.(9)        90,874         1.5%            113,593                (5)

(1) Information regarding the Selling Stockholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if and when necessary.

(2) Assumes conversion of the Debentures and exercise of the Warrants. Pursuant to the terms of the Debenture and the Warrant, each Selling Stockholder has agreed that it shall not have the right to convert any portion of the Debenture or exercise any portion of the Warrant if immediately thereafter it would beneficially own in excess of 4.99% of our outstanding common stock immediately after giving effect to such conversion or exercise.

(3) Under our registration rights agreement with the Selling Stockholders, we agreed to register the number of shares determined by multiplying 125% of the total number of shares issuable upon conversion of the Debentures and exercise of the Warrants (assuming for purposes of such calculation, there are no stock splits, stock dividends or other similar events and that no additional shares are issuable in connection with any anti-dilution provisions in the Debentures and Warrants).

(4) Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power of the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for the purposes of Regulation 13D-G under the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a Selling Stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron and Winchester.

(5) Because the Selling Stockholders may, in connection with this prospectus, offer all or some portion of the common stock they presently hold, no estimate can be given as to the amount of the common stock that will be held by each Selling Stockholder upon termination of any such sales.

(6) Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glen Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield.

(7) Joshua Silverman has voting and investment control over shares beneficially owned by Iroquois Capital LP. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital LP.

(8) Bluegrass Growth Fund Partners is the managing partner of Bluegrass Growth Fund LP. By virtue of such relationship, Bluegrass Growth Fund Partners may be deemed to have voting and dispositive power over the shares owned by Bluegrass Growth Fund LP. Bluegrass Growth Fund Partners disclaims beneficial ownership of such shares. Mr. Brian Shatz has delegated authority from the partners of Bluegrass Growth Fund Partners with respect to the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz may be deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz disclaims beneficial ownership of such shares of our common stock and has no legal right to maintain such delegated authority.

(9) Mr. Brian Shatz is a director of Bluegrass Growth Fund, Ltd. and has delegated authority from the shareholders of Bluegrass Growth Fund, Ltd. with respect to the shares of common stock owned by Bluegrass Growth Fund, Ltd. Mr. Shatz may be deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund, Ltd. Mr. Shatz disclaims beneficial ownership of such shares of our common stock and has no legal right to maintain such delegated authority.

      Our registration of these shares of common stock does not necessarily mean that the selling stockholder will sell any or all of these shares. The information concerning the Selling Stockholders included in this prospectus has been supplied to us by the Selling Stockholders or their representatives. We have relied upon this information in preparing this prospectus.

                              PLAN OF DISTRIBUTION

      Each Selling Stockholder of our common stock and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o settlement of short sales entered into after the date of this prospectus;

      o broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale;

      o through the writing or settlement of options or other hedging transactions, whether through an option exchange or otherwise; or

      o     pursuant to any other method permitted to applicable law.

      The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

      Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each Selling Stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

      In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

      We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      Because Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each Selling Stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

      We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale of shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Under applicable rules and regulations under the Securities Act of 1934 (the "Exchange Act"), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                                  LEGAL MATTERS

      Tashlik, Kreutzer, Goldwyn & Crandell P.C., Great Neck, New York, has advised us with respect to the validity of the shares of common stock offered by this prospectus. Theodore Wm. Tashlik, a director of the Company, is an officer of Tashlik, Kreutzer, Goldwyn & Crandell P.C. Mr. Tashlik owns 51,821 shares of common stock and has been granted options to purchase 38,400 shares of common stock over the past nine years as a member of our Board.

                                     EXPERTS

      Our consolidated financial statements as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Their report refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002.

                          DISCLOSURE OF SEC POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      Our Amended and Restated Certificate of Incorporation, our Amended and Restated By-laws and indemnification agreements by and among the Company and our directors and executive officers provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual reports, quarterly reports, current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of our SEC filings at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings also are available to the public on the SEC's website at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" information from certain of our other SEC filings into this prospectus. This means that we can disclose information to you by referring you to those other filings, and the information incorporated by reference is considered to be part of this prospectus. In addition, certain information that we file with the SEC after the date of this prospectus will automatically update, and in some cases supersede, the information contained or otherwise incorporated by reference in this prospectus. We are incorporating by reference the information contained in the following SEC filings (File No. 0-21989):

      o Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004;

      o     Our Annual Report on Form 10-K for the year ended December 31, 2003;

      o The "Description of Securities" contained in our Registration Statement on Form 8-A filed January 16, 1997 together with all amendments and reports filed for the purpose of updating that description;

      o All other documents we filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to above; and

      o Any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) subsequent to the initial filing of this prospectus and prior to the date it is declared effective and (ii) subsequent to the date of this prospectus and prior to the termination of this offering. Information in these filings will be incorporated as of the filing date.

      You may request free copies of these filings by writing or telephoning us as follows, and we will provide to you, at no cost:

                        Medialink Worldwide Incorporated
                        708 Third Avenue
                        New York, New York 10017
                        Telephone: (212) 682-8300
                        Attention: Investor Relations

      The internet address of our website is www.medialink.com. Our website provides electronic access to our filings at the Investor Information section of our website through which our annual, quarterly and current reports, and amendments to those reports, are available free of charge. We believe these reports are made available as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC.

      This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our common stock, you should read the registration statement and the exhibits filed with the registration statement.

      We have not authorized anyone to give information beyond what is set forth in this prospectus. Sales of the Shares described in this prospectus are not directed at anyone in any jurisdiction in which an offer or solicitation of such securities is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The information contained in this prospectus is correct as of the date of this prospectus. Neither delivery of this prospectus nor any sale made pursuant to this prospectus shall imply that the information contained in this prospectus is correct as of any time after the date of this prospectus.